LICONT, CORP.

Gundelsheimer Str. 44, Stuttgart, Germany 70437,

Tel. +49-71191413498, E-mal: licontcorp@gmail.com

December 21, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Division of Corporate Finance

ATTENTION: Angie Kim and Lilyanna Peyser

Re: Licont, Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 1, 2011

File No. 333-177359

Dear Ms. Kim and Ms. Peyser:

Please find below our responses to your letter dated December 19, 2011 which included comments regarding our Amendment No.1 to Registration Statement on Form S-1 filed on December 1, 2011:

Prospectus Summary, page 5

SEC Comment #1: We note your response to comment 6 in our letter dated November 16, 2011 and the related revisions in your response. In an appropriate place in your filing, please revise your disclosure to clarify what it means to be registered as an Apple developer, and whether Apple may refuse to register you as such. We reissue comment 6 in our letter dated November 16, 2011 as it pertains to this point.

Response:  In response to this comment we have made the following revision in our Plan of Operation section on page 23:

Apple Developer is Apple Inc.'s developer network. It is designed to make available resources to help software developers write software for the Mac OS X and iOS platforms. To be registered as an Apple developer means to have access to a complete set of technical resources, support, pre-release software and everything needed to create applications for iPod, iPhone and iPad. Apple Inc. allows anyone register as an Apple Developer. The cost is US$99/year per developer program. As soon as our office is established and the necessary equipment is purchased we will register to Apple Developer Program.

Risk Factors, page 6

If we do not obtain additional financing, page 6

SEC Comment #2: We note your response to comment 10 in our letter dated November 16, 2011. As previously requested, in an appropriate place please revise your disclosure to clarify how you will allocate the $10,500 of “minimum additional capital necessary to fund [y]our planned operations for” the next 12 months among “general administrative expenses, business development, marketing costs and costs associated with being a publicly reporting company,” in the event you are unable to raise the $33,100 in expenses you expect to incur in the next 12 months.

Response:  We have revised our disclosure in Risk Factors (page 7), Description of Business (page 17), Plan of Operations (page 24) to state that:

The most likely source of this additional capital is through the sale of additional shares of common stock, bay way of a privet debt or advances from our sole officer and director.

Audited Financial Statements for the Period From Inception (May 2, 2011) to September 30, 2011

Statement of Operations, page F-3

SEC Comment #3: We reviewed your response to comment 25 in our letter dated November 16, 2011. Net loss from operations still does not appear to be the arithmetic sum of your operating revenues and expenses. Please revise or advise.

Response:  We have revised the NET LOSS FROM OPERATIONS on page F-3.

Note 2 – Going Concern, page F-6

SEC Comment #4: We reviewed the revisions to your disclosure in response to comment 26 in our letter dated November 16, 2011. Please revise your disclosure to also state that Mr. Gvichiya has no firm commitment, arrangement or legal obligation to advance or loan funds to the Company, similar to your Risk Factor disclosure on page 8.

Response:  We have revised to state that Mr. Gvichiya has no firm commitment, arrangement or legal obligation to advance or loan funds to the Company on page F-6.

Exhibit 5.1

SEC Comment #5: It is inappropriate for counsel’s opinion to be contingent on “the declaration of effectiveness of the Registration Statement” and the sale of the shares “pursuant to the Company’s prospectus,” given that the shares being registered for resale are already issued and outstanding. Please revise the opinion accordingly.

Response:  We have filed a revised opinion.

Please direct any further comments or questions you may have to us at  licontcorp@gmail.com or to the company's legal counsel Mr. Scott Lawler at:

3550 N. Central Avenue, Suite 1025

Phoenix, Arizona 85012

Tel. (602) 466-3666

Fax. (602) 633-1617

Email: wsl@lawlerfirm.com

Thank you.

Sincerely,

/S/ Andro Gvichiya

Andro Gvichiya, President

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